Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Tel 212.351.4000

www.gibsondunn.com

February 9, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Pamela Howell
Ms. Hillary Daniels

Re:	Response to SEC Staff Comment Letter dated January 29, 2015

Coeur Mining, Inc.

Registration Statement on Form S-4 filed January 7, 2015

File No. 333-201382

Dear Mr. Reynolds, Ms. Howell and Ms. Daniels:

On behalf of Coeur Mining, Inc. (“Coeur”), this letter responds to your letter, dated January 29, 2015 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed acquisition of Paramount Gold and Silver Corp. (“Paramount”) by Coeur. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed today by electronic submission. For your convenience, we have provided under separate cover four marked copies of Amendment No. 1, which have been marked to show all changes made to the original Registration Statement.

Set forth below are Coeur’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein in bold. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1 as filed on EDGAR, unless otherwise noted. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Registration Statement.

General

Comment 1: Please include the pro forma financial information required by Article 11 of Regulation S-X. Refer to Item 5 of Form S-4.

The Company respectfully notes that no pro forma financial information is required by Article 11 of Regulation S-X (“Article 11”) because the significance of the Paramount acquisition, as calculated pursuant to Regulation S-X, Rule 1-02(w) (“Rule 1-02(w)”), is less than 20%.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

Item 5 of Form S-4 requires disclosure of financial information, if any, required by Article 11. Rule 11-01(a) of Regulation S-X requires pro forma financial information in circumstances where a “significant” business combination has occurred or is probable. An acquisition is considered significant for these purposes if the business to be acquired would be significant pursuant to the conditions of Rule 1-02(w) at the 20% level. Accordingly, pro forma financial information with respect to the Paramount acquisition would be required in the Registration Statement only if one of the following conditions were met:

(1)	Coeur’s investments in and advances to Paramount exceed 20% of the total consolidated assets of Coeur as of the end of Coeur’s most recently completed fiscal year (the “investment test”);

(2)	Coeur’s proportionate share of Paramount’s total assets (after intercompany eliminations) exceeds 20% of Coeur’s total consolidated assets as of the end of Coeur’s most recently completed fiscal year (the “assets test”); or

(3)	Coeur’s equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests (“Test Income”) of Paramount exceeds 20% of such income of Coeur on a consolidated basis for Coeur’s most recently completed fiscal year (the “income test”).

Based on this definition, the Paramount business to be acquired does not meet any of the three tests.

Coeur’s most recently completed fiscal year for which financial statements are included in the Registration Statement is the year ended December 31, 2013. Coeur’s consolidated total assets as of December 31, 2013 were $2,886.0 million. Paramount’s most recently completed fiscal year ended June 30, 2014. Paramount’s consolidated total assets at June 30, 2014 were $62.3 million. As such, Paramount’s significance under the asset test is 2.2%.

The proposed acquisition of Paramount by Coeur is to be accounted for by the purchase method of accounting. The purchase price of Paramount (the “investment in and advances to” Paramount) is approximately $154.7 million (calculated as 32.7 million shares at the announcement date 20 day VWAP of $4.47 plus $8.5 million equity financing of SpinCo). As such, Paramount’s significance under the investment test is 5.4%. The final purchase price will be based on Coeur’s stock price at closing date; however, to be considered significant, Coeur’s stock price would need to reach $17.40.

Coeur’s Test Income for the year ended December 31, 2013 was $(808.7) million, and Paramount’s Test Income for the year ended June 30, 2014 was $(11.1) million. As such, Paramount’s significance under the income test is 1.4%.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

Coeur notes for the Staff that, if the financial statements of Coeur for the year ended December 31, 2014 are to be included in the Registration Statement when it is declared effective, Coeur will recalculate the significance tests using such numbers. If significance were to exceed 20% on such basis, Coeur also would file in the Registration Statement all pro forma financial information required by Article 11. That said, Coeur currently expects Paramount’s significance to be substantially below 20% when recalculated for the year ended December 31, 2014.

Summary Historical Financial Data of Coeur, page 12

Comment 2: Please revise your financial data section to include the pro forma information required by Item 3 of Form S-4.

The applicable disclosure in the Registration Statement has been revised to include the pro forma selected financial data and per share data required by Item 3(e) and 3(f) of Form S-4 in response to this Comment. Please see pages 15, 16 and 17 of Amendment No. 1.

Comparative Per Share Information, page 15

Comment 3: Please revise to present in comparative columnar form (a) historical and pro forma per share data for Coeur and (b) historical and equivalent pro forma per share data for Paramount. Refer to Item 3(f) of Form S-4.

As set forth above in Coeur’s response to Comment 2, the applicable disclosure in the Registration Statement has been revised to include the historical and pro forma per share data required by Item 3(f) of Form S-4 in response to this Comment. Please see pages 16 and 17 of Amendment No. 1.

Background of the Merger, page 37

Comment 4: Please identify the investment bank that had a representative at the September 5, 2014 meeting.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 41 of Amendment No. 1.

Comment 5: Discuss in greater detail the non-dilutive financing opportunities sought by Paramount. Also, please discuss whether any other strategic alternatives were considered.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see pages 41 and 48 of Amendment No. 1.

Comment 6: We note disclosure that a special committee was formed by the Paramount board to consider a proposed transaction between SpinCo and a third party. Please add disclosure regarding how the members of the committee were selected and what duties they were given.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 42 of Amendment No. 1.

Comment 7: We note the financial advisors for Coeur Mining and Paramount provided oral opinions to the respective boards on December 15, 2014, which were subsequently confirmed in writing. Please provide us supplemental copies of any materials, such as board books, used in their presentations to the board. We may have additional comments after reviewing these materials.

A copy of the presentation materials provided to Coeur’s board of directors on December 15, 2014 by Raymond James Ltd. (“Raymond James”) for purposes of their fairness opinion analysis will be furnished supplementally to the Staff by McGuireWoods LLP, counsel to Raymond James, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Raymond James will request that such materials be returned promptly to McGuireWoods LLP following completion of the Staff’s review thereof.

A copy of the presentation materials provided to Paramount’s board of directors on December 15, 2014 by Scotia Capital (USA) Inc. (“Scotia Capital”) for purposes of their fairness opinion analysis will be furnished supplementally to the Staff by Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Scotia Capital, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Scotia Capital will request that such materials be returned promptly to Paul, Weiss, Rifkind, Wharton & Garrison LLP following completion of the Staff’s review thereof.

Paramount’s Reasons for the Merger; Recommendation of the Paramount Board of Directors, page 45

Comment 8: We note your disclosure on page 37 that the Paramount board has considered other transactions in the past. Please add disclosure regarding any consideration given by the Paramount board regarding alternatives to the transaction, including with other companies in the industry.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see page 48 of Amendment No. 1.

Opinion of Coeur’s Financial Advisor, page 48

Comment 9: We note the disclosure on page 49 that the Paramount Projections were provided to Raymond James through Coeur. Please revise your registration statement to disclose the Paramount Projections.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 24, 25, 26, 78, 79 and 80 of Amendment No. 1.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

Comment 10: We note disclosure on page 51 that Raymond James considered the estimated Capital Savings in its analysis. We also note the Coeur-Paramount Projections used in the Discounted Cash Flow Analysis on page 53. Please disclose these projections.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 24, 25, 26, 55, 56, 78, 79 and 80 of Amendment No. 1.

Comment 11: We note the companies considered in the Selected Companies Analysis and the Selected Transaction Analysis. Please advise whether any additional companies fit within the criteria but were not analyzed, and if so, why they were excluded.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 53, 54 and 55 of Amendment No. 1. Coeur respectfully advises the Staff that it has been advised by Raymond James that no company that fit within the criteria established by Raymond James in conducting the Selected Companies Analysis and the Selected Transaction Analysis was excluded.

Comment 12: Please describe the method of selection of Raymond James by Coeur Mining, Inc. Refer to Item 1015(b)(3) of Regulation M-A for guidance.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 50 of Amendment No. 1.

Comment 13: Please expand the compensation disclosure on page 55 to disclose the aggregate compensation received by Raymond James in the past two years for all services. Refer to Section 1015(b)(4) of Regulation M-A for guidance.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 57 of Amendment No. 1.

Comment 14: Please revise the compensation disclosure on page 55 to clearly state the amount of the compensation that is contingent upon the closing of the transaction.

The applicable paragraph in the Registration Statement has been revised in response to this Comment. Please see page 57 of Amendment No. 1.

Opinion of Paramount’s Financial Advisor, page 55

Comment 15: Please clarify with greater specificity the criteria used to determine the comparable precedent transactions on page 61. Please advise whether any additional transactions fit within the criteria but were not analyzed, and if so, why they were excluded. Provide similar disclosure for the companies on page 64.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see page 63 and 66 of Amendment No. 1. Coeur respectfully advises the Staff that it has been advised by Scotia Capital that no transaction that fit within the comparable precedent transactions criteria was intentionally excluded from Scotia Capital’s analysis.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

Comment 16: Please clarify on page 61 how the P/NAV range and EV/Resource range used in determining the generated illustrated values were determined. Please revise similar disclosure on page 64.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 63 and 66 of Amendment No. 1.

The Voting and Support Agreement, page 83

Comment 17: Please disclose the amount and percent of shares of Paramount that shareholders have agreed to vote in favor of the merger agreement.

The applicable disclosure in the Registration Statement has been revised in response to this Comment. Please see pages 10 and 88 of Amendment No. 1.

Exhibits

Comment 18: Please remove from the legality opinion the statement that you are not admitted to practice in the state of Delaware, as it is a limitation on the opinion. For guidance, see SLB 19.

Counsel has revised the legality opinion to in response to this Comment. Please see Exhibit 5.1 to Amendment No. 1.

Comment 19: We note that you have filed the forms of the legal and tax opinions. Please file the executed opinions prior to requesting effectiveness.

Coeur respectfully advises the Staff that the legal and tax opinions will be executed on and dated the date that the Registration Statement is declared effective. At that time, fully executed legal and tax opinions will be filed as exhibits to the Registration Statement.

Comment 20: Please file the royalty agreement as an exhibit or incorporate it by reference in the exhibits index.

The exhibit index in the Registration Statement has been revised in response to this Comment. We respectfully note to the Staff that the royalty agreement was already incorporated by reference into the Registration Statement as it is an exhibit to a Form 8-K filed by Paramount, which itself is incorporated by reference.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-3879.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

February 9, 2015

Sincerely,

/s/ Steven R. Shoemate, Esq.

Steven R. Shoemate, Esq.

cc:	Mitchell J. Krebs

Coeur Mining, Inc.

Casey M. Nault

Coeur Mining, Inc.